MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                              Twelve Months          Year
                                  Ended             Ended
                              June 30, 2001   December 31, 2000
                                  (In thousands of dollars)


Earnings Available for
  Fixed Charges:

Net Income per Consolidated
  Statements of Income           $ 152,641         $ 111,028

Income Taxes                        97,774            69,650
                                   250,415           180,678

Rents (a)                            5,102             3,952

Interest (b)                        56,295            51,801

Total Earnings Available
  for Fixed Charges              $ 311,812         $ 236,431

Preferred Dividend Requirements  $     764         $     766

Ratio of Income Before Income
  Taxes to Net Income                 164%              163%

Preferred Dividend Factor on
  Pretax Basis                       1,253             1,249

Fixed Charges (c)                   61,396            55,753

Combined Fixed Charges and
  Preferred Stock Dividends      $  62,649         $  57,002

Ratio of Earnings to Fixed
  Charges                             5.1x              4.2x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends       5.0x              4.1x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.